December 10, 2009

By U.S. Mail and Facsimile to: (703) 813-6983

Michael R. Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Florida Bank Group Inc.

Form 10-12G

Filed October 30, 2009

File No. 000-53813

Dear Mr. Clampitt:

This is in response to your letter dated November 19, 2009 concerning the above-captioned filing. The following responses have been numbered to correspond with the numbered comments set forth in the staff’s letter. We have amended the Form 10 and enclosed is a marked version of the amendment for your convenience.

Form 1O-12G

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the initial filing date pursuant to Section 12(g)(1) of the Exchange Act. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. Please also note that we will continue to review your filing until all of our comments have been resolved.

Response: We acknowledge that the Form 10 goes effective by lapse of time 60 days after the initial filing date pursuant to Section 12(g)(1) of the Exchange Act. Upon the expiration of this 60-day time period, we acknowledge that we will be subject to the reporting requirements under Section 13(a) of the Exchange Act. We acknowledge that you will continue to review our filing until all of your comments have been resolved.

Description of Business, page 1

General, page 1

2.	Please revise this section to discuss any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business during the last three years. We note, for example, the discussion in the “Overview” on pages 14-15. Refer to Item 101 (h)(3) of Regulation S-K.

Response: The Form 10 has been revised to replace the language in the second paragraph on page 1 in the General section with the following language:

We acquired Bank of St. Petersburg on January 2, 2002. At this time, Bank of St. Petersburg operated 2 branches in St. Petersburg, Florida. We formed Bank of North Florida as a de novo bank in 2006 and commenced its operations in December 2006. Bank of North Florida operated its main office in downtown Jacksonville, Florida.

On May 1, 2007, we acquired 100% of the outstanding common stock of The Bank of Tallahassee through an Agreement and Plan of Merger. We issued a total of 293,907 shares of common stock and cash consideration of approximately $11.6 million representing total consideration of $16.8 million, which includes acquisition costs. The Bank of Tallahassee operated three branches in Tallahassee, Florida and had approximately $78 million in assets at the date of acquisition. The Bank of Tallahassee became our third bank subsidiary.

On September 1, 2007, we acquired 100% of the outstanding common stock of Cygnet Financial Corporation through an Agreement and Plan of Merger. We issued a total of 1,149,164 shares of common stock and cash consideration of approximately $1.9 million representing total consideration of $22.2 million, which includes acquisition costs. At the date of acquisition, Cygnet Financial Corporation was merged with and into Florida Bank Group, Inc., and Cygnet Financial Corporation’s subsidiary, Cygnet Private Bank, became our fourth bank subsidiary. Cygnet Private Bank operated its main office in Ponte Vedra Beach, Florida and had approximately $100 million in assets at the date of acquisition. At December 31, 2007, we owned 100% of the outstanding common stock of Bank of St. Petersburg, Bank of North Florida, The Bank of Tallahassee and Florida Bank of Jacksonville (formerly known as Cygnet Private Bank).

On January 25, 2008, Florida Bank of Jacksonville acquired most of the assets and assumed the liabilities of Bank of North Florida, and Bank of North Florida moved its main office from Jacksonville to Sarasota, Florida and changed its named to Florida Bank of Sarasota.

On June 30, 2008 Bank of St. Petersburg changed its name to Florida Bank.

On December 5, 2008, Florida Bank of Sarasota (formerly known as Bank of North Florida) merged with and into Florida Bank.

On March 30, 2009, The Bank of Tallahassee and Florida Bank of Jacksonville merged with and into Florida Bank.

3.	Please revise to describe the business conducted by FBG Properties, Inc.

Response: The Form 10 has been revised to add the following description of the business conducted by FBG Properties, Inc on page 1:

From time to time FBG Properties, Inc. purchases assets, in the form of substandard loans and foreclosed real estate properties, from Florida Bank and holds or markets these assets for resale.

4.	Please tell us, with a view towards revised disclosure, if the company has any lending relationship(s) upon which the company is dependent. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Response: This section has been revised on page 2 to disclose that the company does not believe that it has any lending relationships upon which the company is dependent. As of September 30, 2009 the largest lending relationship, including affiliated entities of the borrower, represented 1.20% of the assets of the company.

Commercial Real Estate Loans, page 3

5.	You state that you lend to builders who have a “successful track record” with you or one of your competitors. Please tell us, with a view towards revised disclosure, how you determine if a builder has a successful track record.

Response: The Form 10 has been revised to remove the language, “…local builders who have a successful track record with us or one of our competitors”, and replace with the following language:

For construction loans, we lend to credit worthy customers, which may include builders, in business for a minimum of five years.

6.	Please revise the third paragraph of this section to state the maximum loan to value limits for raw land and land development loans. Please also state the maximum limits for all other types of commercial real estate loans.

Response: The Form 10 has been revised to provide what the Bank’s policy states as maximum loan to value limits for raw land and land development loans, as well as for all other types of commercial real estate loans. Any exceptions to the Bank’s policy limits require the approval of certain officers and/or the Bank’s loan committee.

Residential Real Estate Loans, page 3

7.	We note that you quantify your residential real estate construction loan portfolio in the first paragraph of this section. Please revise to quantify the other types of residential real estate loans.

Response: The Form 10 has been revised on page 3 to quantify the other types of residential real estate loans, in addition to real estate construction loans.

Other Installment and Consumer Loans, page 3

8.	Please briefly describe the types and lengths of loans that comprise this portfolio

Response: This section has been revised on page 3 to describe the types and lengths of other installment and consumer loans.

Regulatory Considerations, page 4

9.	It is inappropriate to qualify your discussion of applicable statutes and regulations by reference to those statutes and regulations. Please revise to eliminate this qualification.

Response: This section has been revised to eliminate the referenced qualification.

10.	We note that the “Regulatory Considerations” discussion makes up the majority of the “Description of Business.” Please revise this section to include only the information that is material to an understanding of the company and the effect of existing or probable governmental regulations on the company’s business. Refer to Item 101 (h) of Regulation S-K.

Response: This section has been revised to reflect only the information that is material to an understanding of the company and the effect of existing or probable governmental regulations on the company’s business.

Risk Factors, page 9

General

11. It appears that the company is voluntarily registering its common stock in connection with its potential obligations under the Put and Call Option Agreement. To the extent the company may consider subsequently terminating its registration and reporting obligations, please revise to provide appropriate risk factor disclosure.

Response: This section has been revised on page 13 to disclose the intention of the company to remain registered and subject to the SEC’s reporting requirements for the foreseeable future.

Changes in business and economic conditions…, page 10

12.	Please revise this risk factor to discuss the particular conditions in your market area that have had, and may continue to have, a negative impact on asset quality and earnings. Please discuss, for example, unemployment, foreclosures, distressed sales and other conditions specific to the real estate market in which you operate.

Response: This section has been revised on page 10 to provide the requested discussion of market conditions in the market area of the company.

Nonperforming assets take significant time to resolve … , page 10

13.	Please revise this risk factor to discuss in greater detail the categories or types of loans that have had the greatest impact on nonperforming assets and those that pose the greatest risks going forward.

Response: This section has been revised on page 10 to provide a more detailed discussion of non performing assets as requested.

Our loan portfolio includes a substantial amount of commercial … , page 10

14.	Please revise the bullet points on page 11 to disclose the Bank’s actual percentages at December 31, 2008 and September 30, 2009.

Response: This section has been revised to disclose the Bank’s actual percentages at December 31, 2008 and September 30, 2009 on page 11.

The Bank and we are subject to extensive governmental regulation. page 13

15.	Please tell us if there are any agreements or understandings, written or oral, between the company or the Bank and their regulators. In particular, please advise the staff regarding any requirements that the company or the Bank raise additional capital, increase liquidity or change lending practices in a material way.

Response: There are no agreements or understandings currently in place, written or oral, between the company or the Bank and their regulators. The Form 10 was revised on page 13 to add that the Bank has resolved to enhance its loan review program and special assets policies, maintain its liquidity within its policy parameters, and continue to monitor its classified loans and assets.

Financial Information, page 14

Provision for Loan Losses, page 22

16.	We note your disclosure that the allowance is an amount that management believes is adequate to absorb potential losses on existing loans. This appears inconsistent with your policy disclosed on page 27 and throughout the filing that the allowance is for probable incurred credit losses. Please revise to reconcile this apparent inconsistency. If true, confirm that your methodologies are applied consistent with the policy stated in your disclosure on page 27. Further, please revise the footnotes to your financial statements to provide similar disclosures. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30. 2006 available on the SEC’s web-site.

Response: The filing has been revised to provide the requested disclosure. The discussion on page 22 has been combined into the discussion on page 27 to eliminate redundancy.

Allowance and Provision for Loan Losses, page 27

17.	We note the continued deterioration in the credit quality of your loan portfolio, as evidenced by increased non-performing and impaired loans from December 31, 2008 to September 30, 2009. We also note your disclosure on page 28 that due to the economic slowdown your customers are exhibiting increasing difficulty in timely payment of their loan obligations and that you believe that this trend will continue in the near term and that you may experience higher levels of delinquent and nonperforming loans.

We also note that your allowance for loan loss as a percentage of your loan portfolio decreased from 2.63% at December 31, 2008 to 2.10% at September 30, 2009. Please tell us and revise your filing to comprehensively bridge the gap between the increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio and your disclosure of the continuance of negative credit quality trends with the decrease in your allowance for loan losses from December 31, 2008 to September 30, 2009. In your disclosure, please provide an analysis of the specific and general components of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and its effect on each component of the allowance for loan loss.

Response: The filing has been revised to provide the requested discussion and analysis in the section entitled “Allowance and Provision for Loan Losses” on pages 27 and 28.

18.	Consistent with the above comment, we note that the balance of impaired loans with a valuation allowance increased from $35 million at December 31, 2008 to $72 million at September 30, 2009 yet the specific allowance related to these loans only increased $0.1 million. Please revise to discuss in detail the underlying reasons why the specific allowance did not increase by a similar percentage as the impaired loans.

Response: The filing has been revised to provide the requested discussion and analysis in the section entitled “Allowance and Provision for Loan Losses” on pages 27 and 28.

19.	Please revise your disclosure of the activity in your loan loss allowance on page 28 to separately identify the amount of charge-offs and recoveries by loan type. Refer to Item IV.A of Industry Guide 3.

Response: The disclosure has been revised to separately identify the amount of charge-offs and recoveries by loan type on page 28.

20.	On page 29, you disclose that you had $11.9 million in restructured loans yet in the preceding table of non-performing loans you disclose no restructured loans at September 30, 2009. Please revise to include the balance of restructured loans in your table or advise us about this apparent inconsistency.

Response: The disclosure has been revised on page 29 to provide further explanation that these restructured loans are performing according to their restructured terms and are not considered to be non-performing.

Non-Performing Assets, page 29

21.	Please revise the narrative that accompanies the table in this section to provide an investor with a better understanding of the specific types of assets that are included in total non-performing assets. Please discuss and quantify the categories or types of loans that comprise non-performing loans, discuss any particular lending relationship(s) that constitute a material portion of the nonperforming assets and evaluate any trends identified in the increase of nonperforming assets during the first nine months of the 2009 fiscal year.

Response: As of September 30, 2009 non accrual loans consisted of (dollars in millions):

Loan Type	Amount	Number of Relationships
Hotels/Motels	$8.3	3
Single Family Residential	6.4	11
Retail	5.1	2
Multi Family Residential	3.1	2
Construction & Land Development-Resident ial	2.9	6
Office/Warehouse	2.2	3
Other	5.8	11

Total	$33.9	38

As of September 30, 2009 the Company had other real estate owned of $7.8 million, of which $6.1 million was multi family properties comprised of six distinct projects.

Management believes the primary contributors to the increase in non accrual loans are the result of the downturn in the economy which has had a particular impact on certain of our borrowers in our markets which depend upon tourism which has been weaker in 2009. The downturn in discretionary consumer spending as it relates to our lending on income producing properties such as the hotel/motel portfolio and commercial retail properties. In addition, declines in household income and a rise in unemployment have caused deterioration in the owner occupied single family residential portfolio, while the decline in real estate activity has negatively impacted our speculative residential, construction and land development loans.

Executive Compensation. page 43

Summary Compensation Table. page 43

22.	Please revise the footnotes to the “Stock Awards” and “Option Awards” columns to disclose the assumptions made in the valuation by reference to a discussion of those assumptions in the company’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. Refer to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Response: The footnote has been revised to disclose the assumptions made in the valuation by reference to a discussion of those assumptions in the footnotes to the company’s financial statements.

Certain Relationships and Related Transactions, and Director Independence, page 47

23.	Please revise the last paragraph in this section to characterize the types of services provided by the law firms and the nature of Mr. Gibbs’ interest in these transactions. Refer to Item 404(a) of Regulation S-K.

Response: The last paragraph in this section has been revised to provide additional disclosure on page 47.

Audited Financial Statements

Consolidated Statements of Operations and Other Comprehensive Income (Loss), page F-4

24.	Please revise your line item description related to impairment of securities to read Other-Than-Temporary impairment of securities available for sale. Also, please revise your other references to permanent impairment losses used elsewhere in the filing. Refer to Staff Accounting Bulletin Topic 5:M, which reflects the belief that FASB consciously chose the phrase “other-than-temporary” because it did not intend the test to be “permanent impairment.”

Response: The references to “permanent impairment” throughout the filing have been revised to reflect “other-than-temporary”.

25.	Please revise to present the impairment of securities in noninterest income or tell us why you believe your presentation is appropriate. Refer to Rule 9-04. 13(h) of Regulation S-X.

Response: The presentation has been revised to include the impairment of securities in noninterest income.

Consolidated Statements of Changes in Stockholders’ Equity, page F-6

26.	You currently have a line item for stock issued as compensation during 2008 that indicates that only shares were issued and there was no effect on stockholders’ equity. Please tell us the facts and circumstances regarding these transactions and why they have no effect on stockholders’ equity.

Response: The statement has been revised to properly reflect the changes to equity for stock issued as compensation during 2008.

Note 1 -Summary of Significant Accounting Policies

Income Taxes, page F-14

27.	We note your disclosure on page 24 that you have reported a cumulative tax loss through the period since the termination of your S election (December 31, 2005) through September 30, 2009 and that you determined that a valuation allowance against our deferred tax asset is not required.

a.	Please tell us in detail and revise your filing to explain how you considered the greater than three year cumulative loss position when determining the need for a valuation allowance for your deferred tax assets.

Response: Management believes the Company experienced several substantial effects in 2008 and 2009 which it believes are unusual and infrequent and an aberration rather than a continuing condition. The most substantial of these impacts relates to the magnitude of loan losses and related financial statement impact from the non recognition of interest income on non performing loans and expenses relating to collection costs and carrying and disposal costs of foreclosed property. However, management believes that the reported pre tax, pre provision operating results during the years 2007 and 2008 and the nine months ended September 30, 2009 do not reflect the future earnings capacity of the Company as a result of certain non recurring items. The impact of the non recurring items is illustrated below.

	Year Ended Dec 31 2007	Year Ended Dec 31 2008	Nine Months Ended Sept 30 2009
Pre Tax, Pre Provision Earnings (as reported)	$(3,368)	$(26,957)	$(3,503)

Permanent Impairment of Goodwill		15,331
Costs of charter consolidation, staff reductions and stock based compensation	1,095	4,869

Other than temporary impairment charges on securities	2,209	214

Other non recurring charges	—	2,328	1,673

Pre Tax, Pre Provision Earnings (as adjusted)	(64)	(4,215)	(1,830)

The goodwill impairment charges in 2008 have no effect on the tax position of the Company. The costs in 2008 relating to the charter consolidation and staff reductions include severance, costs relating to lease terminations and systems conversions and expenses of accelerated vesting of stock based compensation. Although the Company may record additional other than temporary impairment charges on securities in future periods, the Company is not continuing to invest in the types of securities upon which such charges have been recorded. The other non recurring charges reported above include charges for FHLB prepayment penalties in 2008 and 2009 and losses and expenses related to events which the Company regards as unlikely to recur, including realized losses on the sale of its Freddie Mac preferred stock. In 2009, this line item also includes the one time FDIC special assessment.

In addition to the impact of credit deterioration discussed above, the adjusted earnings presented for the year 2008 was negatively impacted by the large and rapid reduction in interest rates which caused the Company’s interest income to decline. During 2009 this effect is being recovered through a reduction in the Company’s interest expense.

The Company has prepared a GAAP financial forecast accompanied by a projection of taxable income based on this financial projection. We believe the amount of federal taxable income in the years 2010 – 2014 is sufficient to support the realization of the net deferred asset as of September 30, 2009.

b.	Please provide detailed information of both the positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance. Refer to paragraph 23 of SFAS 109.

Response: Management has implemented certain measures designed to improve its future earnings.

1.	Net Interest Income: During 2008, the economic downturn resulted in the rapid and substantial reduction in interest rates by the Federal Reserve. The rate reductions had the effect of reducing the net interest income of the Company as its revenue from loans was reduced more rapidly than its interest expense. During 2009 these rate reductions were increasingly reflected in the Company’s interest expense as more costly term funding was refinanced at lower rates, resulting in an improving trend in the Company’s cost of funds.

2.	Non Interest Income: The Company expects to improve its recurring non interest income through the expansion of its deposit base. During 2009, the Company implemented a retail banking strategy and introduced several new deposit products.

3.	Non Interest Expenses: During 2008, the Company consolidated its operations, reduced its staff and thereby reduced its non interest expense. The Company believes these cost reductions will be fully realized by 2009 and thereafter.

Based on the above, Management believes that as a result of a combination of increasing net interest income, reduced non interest expenses, an increase in non interest income, and a normalization of the economic environment in future years the Company will earn sufficient income to support its financial projections.

c.	Clearly disclose the expiration of your tax loss carryforwards.

Response: The filing has been revised to provide the expiration of the tax loss carryforwards on page F-14.

d.	To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.

Response: The Company is not relying upon tax planning strategies to provide further positive evidence for the realization of the deferred tax asset. However, the Company believes that it has viable tax strategies available to it which the Company would implement in order to prevent a tax loss carryforward from expiring.

Note 18 -Stockholders’ Equity. page F-41

28.	We note your disclosure on page F-41 regarding the Put and Call Option Agreement with The Bank of Tallahassee shareholders. Please tell us how you account for this agreement and tell us the accounting guidance that you considered that supports your policies. Please revise your filing to disclose your accounting policy related to this agreement.

Response: The section has been revised on page F-41 to disclose the accounting policy related to this agreement. We followed the accounting guidance in ASR 268.

Interim Financial Statements—General

29.	We note your disclosure on page 39, regarding your adoption of FSP 115-2 in the second quarter of 2009 and your disclosure on page 35 that you recorded an other than temporary loss of S2.2 million in 2007 and $0.2 million in 2008 and that the remaining book value of your private label asset backed portfolio is approximately $0.9 million. We also note that you did not record a cumulative effect adjustment from adopting FSP 115-2. Please provide us with your analysis on which you concluded that no cumulative effect adjustment should be recorded. Your analysis should compare your estimate of the cash flows expected to be collected for the impaired private label securities to the amortized cost basis as of April 1, 2009. Refer to paragraph 45 of FSP 115-2.

Response: Please reference page F-50 for the analysis which resulted in no cumulative effect adjustment being recorded.

30.	Please revise to disclose the information required by paragraphs 38-43 of FSP 115-2.

Response: The disclosure has been revised on page F-50 with the information required by paragraphs 38 through 43 of FSP 115-2. Disclosures 38, 39, 42, and 43 were not applicable because the Company did not have an other-than-temporary impairment for the interim period, September 30, 2009.

Closing Comments

We have amended the Form 10 and enclosed a marked version of the amendment for your convenience.

The company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this Amendment and we trust that the foregoing has been responsive to the staff’s comments.

If you should have any further questions or comments regarding this submission, please contact John P. Greeley at (407) 843-7300 or John Garthwaite, Chief Financial Officer, at (813) 223-0056.

Sincerely,

/s/ Robert Rothman

Robert Rothman
Chairman and Chief Executive Officer

RR:sn

Encl. Marked version of Amendment No. 1 to Form 10

c:	John P. Greeley, Esq.

Smith Mackinnon, P A

(By facsimile)

Scott Smith

Federal Reserve Bank of Atlanta

John G. Alcorn, Bureau Chief

Florida Office of Financial Regulation